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Exhibit 12.1

Advanstar, Inc.

Computation of Ratio of Earnings to Fixed Charges/Deficiency
in the Coverage of Fixed Charges by Earnings Before Fixed Charges

	Predecessor				Advanstar
	Year Ended December 31,			For the period from January 1, 2000 through October 11, 2000	For the period from October 12, 2000 through December 31, 2000
						Combined 2000	Year Ended December 31, 2001
	1997	1998	1999
	(dollars in thousands)				(unaudited) (dollars in thousands)
Earnings before fixed charges:
Income (loss) before income taxes, extraordinary item and accounting change	$(8,312)	$(27,172)	$(13,458)	$(6,082)	$(29,930)	$(36,012)	$(63,577)
Portion of rents representative of interest factor	1,024	1,368	1,798	1,821	430	2,251	2,476
Interest on indebtedness	15,117	27,862	39,888	38,096	15,219	53,315	68,026

Earnings (loss) before fixed charges	$7,829	$2,058	$28,228	$33,835	$(14,281)	$19,554	$6,925

Fixed charges:
Portion of rents representative of interest factor	$1,024	$1,368	$1,798	$1,821	$430	$2,251	$2,476
Interest on indebtedness	15,117	27,862	39,888	38,096	15,219	53,315	68,026

Total fixed charges	$16,141	$29,230	$41,686	$39,917	$15,649	$55,566	$70,502

Ratio of earnings to fixed charges	—	—	—	—	—	—	—

Deficiency in the coverage of fixed charges by earnings before fixed charges	(8,312)	(27,172)	(13,458)	(6,082)	(29,930)	(36,012)	(63,577)

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  Exhibit 12.1
Advanstar, Inc. Computation of Ratio of Earnings to Fixed Charges/Deficiency in the Coverage of Fixed Charges by Earnings Before Fixed Charges